SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  December 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. No. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces a Change in its NASDAQ Ticker Symbol From RADIF to RADI dated December 13, 2004.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces a Change in its NASDAQ Ticker Symbol From RADIF to RADI

Monday December 13, 8:30 am ET

NETANYA, Israel, December 13 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) today announced that it has changed its ticker symbol from RADIF to RADI. The company will commence trading under the new RADI ticker symbol on the NASDAQ exchange at the opening of the market today, Monday, December 13th, 2004.

The change was prompted to bring RADA Electronic Industries' ticker symbol in line with most other Nasdaq listed companies of four letters.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact

    Company Contact:
    Elan Segal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com

    Investor Relations Contact:
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    ehud@gk-biz.com/kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: December 13, 2004